SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Woori Financial Group’s Preliminary Financial Performance Figures

for the First Quarter of 2021

The preliminary financial performance figures for Woori Financial Group for the three-month period ended on March 31, 2021, on a consolidated basis, are as follows. (Units: millions of KRW, %)

Item		1Q 2021	4Q 2020	% Change Increase (Decrease)	1Q 2020	% Change Increase (Decrease)
Revenue*	Specified Quarter	8,714,570	9,673,350	-9.91	11,223,461	-22.35
	Cumulative Basis	8,714,570	28,654,972	—	11,223,461	-22.35
Operating Income	Specified Quarter	933,305	232,636	301.19	773,338	20.69
	Cumulative Basis	933,305	2,080,394	—	773,338	20.69
Income before	Specified Quarter	941,305	291,422	223.00	752,613	25.07
Income Tax Expense	Cumulative Basis	941,305	2,001,251	—	752,613	25.07
Net Income	Specified Quarter	718,432	219,501	227.30	557,771	28.80
	Cumulative Basis	718,732	1,515,249	—	557,771	28.80
Profit to the Equity Holders of the Parent Entity	Specified Quarter	671,560	166,502	303.33	518,216	29.59
	Cumulative Basis	671,560	1,307,266	—	518,216	29.59

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the First Quarter of 2021

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the three-month period ended on March 31, 2021, on a consolidated basis, are as follows. (Units: millions of KRW, %)

Item		1Q 2021	4Q 2020	% Change Increase (Decrease)	1Q 2020	% Change Increase (Decrease)
Revenue*	Specified Quarter	8,038,046	9,078,450	-11.46	10,775,411	-25.40
	Cumulative Basis	8,038,046	26,838,766	—	10,775,411	-25.40
Operating Income	Specified Quarter	773,339	266,179	190.53	698,637	10.69
	Cumulative Basis	773,339	1,925,692	—	698,637	10.69
Income before	Specified Quarter	783,427	258,465	203.11	680,855	15.07
Income Tax Expense	Cumulative Basis	783,427	1,787,990	—	680,855	15.07
Net Income	Specified Quarter	591,751	204,513	189.35	505,656	17.03
	Cumulative Basis	591,751	1,370,305	—	505,656	17.03
Profit to the Equity Holders of the Parent Entity	Specified Quarter	589,370	204,581	188.09	503,570	17.04
	Cumulative Basis	589,370	1,363,224	—	503,570	17.04

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: April 21, 2021	By:	/s/ Sung-Wook Lee
(Signature)

Name: Sung-Wook Lee
Title: Senior Managing Director